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                                                                  [EXHIBIT 4(n)]

                      MERRILL LYNCH LIFE INSURANCE COMPANY

               SPOUSAL BENEFICIARY CONTINUATION OPTION ENDORSEMENT

This Endorsement is a part of the Contract to which it is attached ("the Base Contract"). This Endorsement amends the Base Contract as specified below. The provisions of this Endorsement will control over any contrary provisions of the Base Contract.

The effective date of this Endorsement is the Contract Date.

The following provision is added to SECTION 7.1.4 of the Base Contract:

If the Spousal Beneficiary Continuation Option is elected or automatically applied, and if, on the Spousal Continuation Date, the Death Benefit which We would have paid to the Eligible Spousal Beneficiary is greater than the Contract Value, We will increase the Contract Value of the continued Contract to equal the Death Benefit which We would have paid to the Eligible Spousal Beneficiary. [The amount of the increase will be allocated to each [subaccount] in the ratio of the interest in each [subaccount] to the [Account Value] immediately prior to the increase.]

                                        MERRILL LYNCH LIFE INSURANCE COMPANY

                                        By:      /s/ Lori M. Salvo
                                            ---------------------------------
                                                     Secretary